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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           AmeriVest Properties, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03071L101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                         Sheridan Realty Partners, L.P.
                          1800 Glenarm Place, Suite 500
                        Denver, CO 80202 Attn: President
                                  303-297-1800
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Partners, L.P. ("SRP")
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    197,676
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   197,676
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            197,676
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            \
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Corp. ("SRC")
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    197,676
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   197,676
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            197,676
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            \
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            HC, CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 1800 Glenarm Place, Suite 500, Denver, CO 80202.

ITEM 2.           IDENTITY AND BACKGROUND.

The persons filing this statement are Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"), and Sheridan Realty Corp., a Delaware corporation ("SRC"), each of whose business address is 1800 Glenarm Place, Suite 500, Denver, CO 80202. The principal business of SRP and SRC is real estate investment, development and management.

During the last five years, neither SRP or SRC has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transaction covered by this statement is the receipt of common stock from Issuer on September 29, 2000, as partial consideration in exchange for an office building located in Denver, Colorado from SRP.

ITEM 4.           PURPOSE OF TRANSACTION.

The purpose of this transaction is for investment. Item 3 is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference. SRP beneficially owns and has the sole power to vote and dispose of 131,764 shares of Issuer common stock and warrants to acquire an additional 65,892 shares of Issuer common stock, representing 6.5% of the sum of, pursuant to Rule 13d-3(d)(l)(i), (A) 2,960,634 outstanding shares of the Issuer and (B) warrants to acquire 65,892 shares of Issuer common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between SRC or SRP and any other party with respect to any of the Issuer common stock other than an investment advisory agreement between SRP and the Issuer.

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Power of Attorney          -   Sheridan Realty Partners, L.P.

                  Power of Attorney          -   Sheridan Realty Corp.

                  Joint Filing Statement




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           DECEMBER 28, 2000
                                           ------------------------------------
                                           Date


                                           SHERIDAN REALTY PARTNERS, L.P.



                                           By: /S/ DEBORAH J. FRIEDMAN
                                             ----------------------------------
                                             Name:    Deborah J. Friedman
                                             Title:   Attorney-in-Fact


                                           SHERIDAN REALTY CORP.



                                           By: /S/ DEBORAH J. FRIEDMAN
                                              ---------------------------------
                                              Name:    Deborah J. Friedman
                                              Title:   Attorney-in-Fact

Schedule 13D
CUSIP No. 03071L101                                   AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

Exhibit

  99.1          Power of Attorney             Sheridan Realty Partners, L.P.

  99.2          Power of Attorney             Sheridan Realty Corp.

  99.3          Joint Filing Statement